IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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                                            :      Consolidated
          IN RE FIRST INTERSTATE BANCORP           C.A. No. 14623
          SHAREHOLDER LITIGATION,           :
                                                   THIRD AMENDED AND
                                            :      SUPPLEMENTAL CLASS
                                                   ACTION COMPLAINT
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                    Plaintiffs allege upon information and belief
          except as to paragraph 1, which is alleged on knowledge, as follows:

                                   THE PARTIES

                    1. Plaintiffs are and have been at all relevant times, the owners of shares of the common stock of First Interstate Bancorp ("First Interstate" or the "Company").

                    2. First Interstate is a bank holding company organized and existing under the laws of the State of Delaware. First Interstate operates approximately 1,000 offices in 13 states. It has approximately 76 million shares of common stock issued and outstanding, held by approximately 25,000 shareholders of record. Its shares are traded on various stock exchanges, including the New York Stock Exchange.

                    3. (a) Defendant Edward M. Carson ("Carson") is and was at all relevant times Chairman of the Board of Directors of First Interstate.

                         (b) Defendant William S. Randall ("Randall") is and was at all relevant times a Director and Executive Vice President and Chief Operating Officer of First
          Interstate.

                         (c)  Defendant William E.B. Siart ("Siart")
          is and was at all relevant times a Director and President and Chief Executive Officer of First Interstate.

                         (d)  Defendants John E.  Bryson ("Bryson"),
          Jewel Plummer Cobb ("Cobb"), Ralph P. Davidson ("Davidson"), Myron Du Bain ("Du Bain"), Don C. Frisbee ("Frisbee"), George M. Keller ("Keller"), Thomas L. Lee ("Lee"), William
          F. Miller ("Miller"), Steven B. Sample ("Sample"), Forrest
          N. Shumway ("Shumway"), Richard J. Stegemeier ("Stegemeier") and Daniel M. Tellep ("Tellep") (together with defendants Carson, Randall and Siart "the Individual Defendants") are and were at all relevant times directors of the Company.

                    4. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of First Interstate and owe to plaintiffs and other members of the class (as hereinafter defined) the highest obligations of good faith, fair dealing and full and candid disclosure.

                    5. Defendant First Bank System, Inc. ("First Bank") is a Delaware bank holding corporation headquartered in Minneapolis, Minnesota. First Bank is named herein as an aider and abettor to the breaches of fiduciary duty alleged herein.

                    6. Defendant Eleven Acquisition Corporation is a Delaware corporation formed by First Bank for the purpose of effecting the First Bank Merger (defined below).

                            CLASS ACTION ALLEGATIONS

                    7.   Plaintiffs bring this case on their own
          behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all record and beneficial holders of First Interstate common stock as of October 17, 1995, and their successors in interest.
          Excluded from the class are defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

                    8. This action is properly maintainable as a class action.

                    9. The class is so numerous that joinder of all members is impracticable. There are approximately 25,000 stockholders of record located throughout the United States.

                    10. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member, including whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and other members of the class.

                    11. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of other members of the class and plaintiffs have the same interests as the other members of the class. Accordingly, plaintiffs are adequate representatives of the class and will fairly and adequately protect the interests of the class.

                    12.  The prosecution of separate actions by
          individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                    13. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the class and, therefore, preliminary and final injunctive relief on behalf of the class as a whole is appropriate.

                         BACKGROUND AND CLAIM FOR RELIEF

          THE ORIGINAL WELLS FARGO PROPOSAL

                    14. Wells Fargo & Company ("Wells Fargo") is a Delaware corporation with executive offices at 420 Montgomery Street, San Francisco, California. Wells Fargo is a bank holding company with subsidiaries that perform commercial banking operations, investment advisory services, international and mortgage banking services, credit card services and other related financial activities.

                    15.  Wells Fargo has long been interested in
          acquiring First Interstate. In February 1994, Wells Fargo offered to purchase the Company, which offer was rebuffed by First Interstate. Paul Hazen ("Hazen"), Chairman of Wells Fargo, met with defendant Siart in or around the first two weeks of October, 1995 to discuss a possible transaction, and was once again rebuffed.

                    16.  On or about October 17, 1995, Hazen
          telephoned Siart and informed him that Wells Fargo intended to deliver a letter concerning a merger proposal to the Company and would like to meet with Siart to discuss it. Siart indicated that he saw no reason to meet with Hazen. Later that day, Wells Fargo's written merger proposal was delivered to the Company.

                    17. On or about October 18, 1995, Wells Fargo announced in a press release that it had submitted an unsolicited merger proposal to First Interstate to acquire 100 percent of the Company's common stock (the "original WF proposal"). Pursuant to the terms of the original WF proposal, First Interstate shareholders would receive .625 of a share of Wells Fargo stock, representing a value of $133.50 for each First Interstate share based on the then-current trading price of Wells Fargo stock. The transaction, valued at approximately $10 billion, contemplated a merger of First Interstate and Wells Fargo into a new company.

                    18. The reaction of the investment community to the original WF proposal was positive. Analysts noted that the proposal was nearly three times First Interstate's book value, and that most recent bank mergers were priced closer to 2 to 2-1/2 times book value. Analysts referred to the proposal as "a knockout bid" (Bert Ely, an Alexandria, Virginia banking consultant); an "excellent" potential combination (Jeff Simons of Mackay Shields Financial Corp., which owns 1.4 million Company shares); and a "super deal" (Paul McKey of Dean Witter Reynolds). It was further reported that Kohlberg Kravis Roberts & Co., which owns approximately 9% of the Company's stock, supported the original WF proposal.

                    19. In response to Wells Fargo's announcement on October 18, 1995, the Company's stock price soared from $106 per share to over $140 per share. Additionally, the price of Wells Fargo stock increased immediately after the announcement of the original WF proposal approximately 7%, to $229 per share.

          FIRST INTERSTATE'S RESPONSE AND THE FIRST BANK MERGER

                    20. In contrast to the positive reaction of the investment community, the Company promptly reacted negatively to the original WF proposal. On October 18, 1995, defendant Siart stated "I am deeply disappointed that Wells Fargo would take this uninvited action." Siart reportedly also stated that it was in First Interstate's best interest to take six months to consider the Company's other options.

                    21. Thereafter, and prior to November 6, 1995, Wells Fargo offered to increase its offer to .65 shares of Wells Fargo common stock per each First Interstate share (the "amended WF proposal") . In response, the First Interstate Board initiated an active bidding process seeking to sell First Interstate. First Interstate met and shared confidential information with at least three banks, including First Bank, Norwest Corporation and Banc One Corporation. However, in breach of fiduciary duties to First Interstate's public shareholders, the First Interstate Board wrongfully failed duly to explore, consider and evaluate the available alternatives, and to proceed in good faith to negotiate with respect to the alternatives to obtain the best transaction reasonably available for First Interstate shareholders.

                    22. Less than three weeks later, on or about November 6, 1995, First Interstate announced that it had agreed to be acquired by First Bank ("First Bank Merger") in a transaction which would give the First Interstate stockholders lower consideration than in the original WF proposal. Pursuant to the terms of the First Bank Merger, First Bank will exchange 2.6 shares of its common stock for each First Interstate share of common stock, purportedly valuing the Company's stock at $129.68 per share, for a total value of $10.05 billion.

                    23. In connection with the First Bank Merger, First Interstate and First Bank agreed to a $100 million termination fee in the event a third party offer were accepted by First Interstate. Moreover, as a condition to the First Bank Merger, First Interstate and First Bank entered into reciprocal stock option agreements as of November 5, 1995 pursuant to which First Interstate granted First Bank an option to purchase up to 15,073,106 shares of the Company's common stock at a price of $127.75 per share and First Bank granted First Interstate an option to purchase up to 25,829,983 shares of First Bank common stock at a price of $50.875 per share. First Bank could reap profits of as much as $100,000,000 from the option granted to it. As a consequence of the termination fee and option agreement, Wells Fargo or any other interested bidder might have to pay First Bank as much as $200,000,000 if the First Bank Merger were terminated.

                    24. As a special enticement to the Individual Defendants to accept the First Bank Merger, First Bank agreed that the combined company would be called First Interstate and, although it would maintain principal offices in Minneapolis, its "core businesses" would be run from California, an obvious effort to placate First Interstate executives. Thus, the First Bank Merger assures that defendant Siart (who will be second in command in the combined company) and other First Interstate executives will maintain their positions and the valuable perquisites which flow therefrom. In addition, the Board of Directors of the combined entity will be evenly divided between First Bank and First Interstate directors. Not surprisingly, as a result, one analyst labeled the First Bank Merger as "a senior management job preservation act" for First Interstate executives.

                    25. In addition, the Individual Defendants, in agreeing to the First Bank Merger, failed to effectively conduct a fair bidding contest for the sale of the Company. Indeed, they agreed to the First Bank Merger to thwart spirited bidding by Wells Fargo or anyone other than First Bank desirous of acquiring First Interstate in a value maximizing transaction. The Individual Defendants failed to take all steps to ensure that First Interstate's shareholders had the benefit of the most advantageous transaction, including but not limited to, failing to negotiate for Wells Fargo's highest and best offer. Moreover, it has been reported that other potential First Interstate bidders, including Norwest Corp. or Banc One Corp., might have offered a higher bid, but did not because of Siart's and the other Individual Defendants' requirements that First Interstate keep its name and California headquarters.

                    26. Executives at First Bank and First Interstate quickly sought to justify the attractiveness of the deal, asserting that the companies would be able to save $500 million in expense reductions through overlapping operations. However, the only overlap between the companies is in Montana, Colorado and Wyoming. If the First Bank Merger were consummated, elimination of this redundancy would generate a mere one-time $80 million in savings. In contrast, a merger between Wells Fargo and First Interstate would create dozens of duplicate branches, which, when eliminated, would contribute substantially to the $800 million cost cuts forecast by Wells Fargo.

                    27. When announced, the consideration offered by the First Bank Merger was lower than that offered in the original and amended WF proposals. In an effort to bolster its stock price and thereby create the appearance that the First Bank Merger provided consideration competitive to that offered Company shareholders in the original and amended WF proposals, beginning on or about November 7, 1995, First Bank, through its broker, Donaldson, Lufkin & Jenrette ("DLJ"), began secretly purchasing large amounts of its common stock in connection with a previously announced repurchase program. As a result, the market price of First Bank's stock at relevant times (i.e., shortly after the announcement of the First Bank Merger and at the time the Wells Fargo Offer (described below) was considered by the Individual Defendants) was artificially inflated or supported. Certain valuations and analyses considered by the Individual Defendants relating to the First Bank Merger and Wells Fargo Offer were therefore erroneous and inaccurate.

                    28.  Evidencing the fact that the Individual
          Defendants acted precipitously and recklessly in agreeing to the First Bank Merger with knowledge that other and higher bids were available, on or about November l3, 1995, Wells Fargo announced that it would commence a tender offer (the "Offer") for First Interstate stock. Pursuant to the terms of its Offer, Wells Fargo will give First Interstate stockholders two-thirds of a share of Wells Fargo common stock for each First Interstate share. Based upon the closing price of Wells Fargo on November 10, 1995, the value of the Offer is $143.58 per First Interstate share, or approximately $10.9 billion in total.

                    29. In addition, Wells Fargo also announced on November 13, 1995 that it intended to file preliminary proxy materials with the SEC in connection with the solicitation of First Interstate shareholders to vote against approval of the First Bank Merger, and announced that it would file with the SEC preliminary materials to solicit written consents from First Interstate stockholders to remove the First Interstate board and replace it with Wells Fargo nominees who are committed to removing any impediments to the consummation of the acquisition of First Interstate by Wells Fargo. Moreover, on November 13, 1995, Wells Fargo filed suit in this Court seeking declaratory and injunctive relief against First Interstate and its Board, and First Bank and Eleven Acquisition Corporation.

                    30. On or about November 20, 1995, the Individual Defendants caused First Interstate to file its Schedule 14D-9 (the "14D-9") with respect to the Offer. In the 14D-9, the Company represented that it was committed to completing the First Bank Merger and recommended that the Company's stockholders not tender their shares in the Offer. In reaching these decisions, and in violation of their fiduciary obligations, the Individual Defendants failed to adequately consider First Bank's repurchase of its shares and the effect that had on the fairness of the consideration offered in the First Bank Merger.

                    31.  The l4D-9 was false and misleading, and
          failed to provide sufficient information to Company shareholders to enable them to make an informed decision as to whether or not to tender their shares into the Offer, in at least the following respects:

                         (a)  First Bank's Repurchase Program.  The
          14D-9 failed to disclose that shortly after the announcement of the First Bank Merger, First Bank, through DLJ, purchased large amounts of its common stock pursuant to the repurchase program described above; that the market value of First Bank's stock at relevant times was thereby artificially inflated or supported by those purchases; and that as a result, certain valuations and analyses relating to the fairness of the First Bank Merger consideration and the Individual Defendants' recommendation to reject the Offer referred to in the 14D-9 were erroneous and inaccurate. As a result, First Interstate shareholders are unable to obtain an accurate reading of the value of the First Bank Merger consideration, or to meaningfully compare the value of that transaction with that of the Offer.

                         (b)  Failure to Disclose Comparative Implied
          Purchase Prices of the Offer and First Bank Merger. In order to compare the respective benefits of the Offer and First Bank Merger, shareholders should have been given information in the 14D-9 concerning the comparative purchase prices implied by the respective transactions (i.e., identifying the respective implied purchase prices of the Offer compared to the First Bank Merger at certain relevant dates such as the date of the First Bank Merger agreement and the date of the 14D-9), and the extent to which the Individual Defendants relied upon such information. In fact, such information is not included in the 14D-9.

                         (c)  Failure to Disclose that First
          Interstate Concurred With Wells Fargo's Cost Savings Estimates. As noted in the 14D-9, one of the factors relied upon by the Individual Defendants in approving the First Bank Merger and rejecting the Offer was the comparative cost savings and operating efficiencies available from a First Bank-Company merger versus a Wells Fargo-Company combination. In that regard, although the 14D-9 discloses that Hazen and Siart considered Wells Fargo's cost savings estimates resulting from a First Interstate-Wells Fargo merger at meetings held by them on October 26 and 31, 1995, it fails to disclose that according to Wells Fargo, Siart stated at those meetings that First Interstate agreed with Wells Fargo's cost savings estimates.

                         (d)  Failure to Accurately Disclose
          Information Relating to the Decision of the Individual Defendants to Approve the First Bank Merger and Recommend Rejection of the Offer. The 14D-9 cites a series of "material factors" considered by the Individual Defendants in approving the First Bank Merger and recommending rejection of the Offer. These are false and misleading for the reasons described below:

                              (i)  The 14D-9 states that the Company
          has a "longstanding desire to achieve greater geographic diversification." In fact, four out of its five most recent significant acquisitions have been in California, and the company has sold its operations in Oklahoma and part of its operation in New Mexico.

                              (ii) The 14D-9 states that a Wells
          Fargo-Company merger would create a materially increased exposure to real estate lending which "is inconsistent with First Interstate's credit philosophy." In fact First Interstate's internal policy has been and continues to be to increase its real estate loan portfolio.

                              (iii) The 14D-9 states that the
          Company's Board had "concerns" that the trading price of Wells Fargo common stock in relation to book value and earnings is "among the highest in the banking industry," which might not be sustained. However, it fails to disclose the First Bank's stock price, which was considered by the Individual Defendants in rejecting the Offer, was artificially inflated or sustained as a result of First Bank's repurchase of shares described above and could not be sustained; and as a result, the First Bank stock price to book value and earnings ratios considered by the Individual Defendants were inaccurate;

                    32.  Also on or about November 20, 1995, the
          Individual Defendants caused First Interstate to disseminate a press release (the "Nov. 20 press release") and letter to its shareholders (the "letter to shareholders") which described the Individual Defendants' recommendation to reject the Offer and reaffirm the First Bank Merger. These documents were false and misleading since they failed to disclose First Bank's post November 5, 1995 repurchase of shares and other related matters referred to above.

                    33.  First Interstate also has in place a
          shareholder rights plan (commonly known as a "poison pill") which makes an unwelcome takeover of the Company prohibitively expensive. The poison pill is triggered by the acquisition of 20% or more of First Interstate's common stock by a group or persons unfavored by First Interstate's management. The poison pill effects a fundamental shift of power from the shareholders of First Interstate to the Individual Defendants. The poison pill permits the Individual Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers which they disfavor through their power to redeem or to refuse to redeem the rights.

                    34. Further, By-law 4(b) of First Interstate's By-laws (the "By-Law") requires that notice of a nomination of a candidate for director be "delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty days nor more than sixty days prior to the meeting ...". The By-law further states that "[o]nly persons who are nominated in accordance with [such] procedures shall be eligible for election as directors of [First Interstate]. The By-law wrongfully purports to restrict the power of First Interstate stockholders to act by written consent to elect or remove directors.

                    35. This fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defendants results in a heightened fiduciary duty on their part to consider, in good faith, a third-party bid, and further requires the Individual Defendants to pursue a third-party's interest in acquiring the Company and to negotiate in good faith on behalf of the Company's shareholders with a bidder such as Wells Fargo.
          In violation of their heightened fiduciary duties, the Individual Defendants have used the poison pill to favor one bidder -- First Bank -- over another -- Wells Fargo. The First Bank Merger is exempt from the poison pill, whereas the poison pill still bars Wells Fargo from proceeding with its offer without the consent of the Individual Defendants.

                      FIRST CLAIM FOR RELIEF FOR BREACH OF
                     FIDUCIARY DUTY AND AIDING AND ABETTING
                              AGAINST ALL DEFENDANTS

                    36. Plaintiffs repeat and reallege paragraphs 1 through 35 as if fully set forth herein.

                    37. The Individual Defendants are obligated to carefully consider, in a timely fashion and on an informed basis, bona fide proposals from third parties to engage in transactions which will maximize value for First Interstate shareholders; not to place their own self-interests and personal considerations ahead of the interests of the public stockholders; and to make corporate decisions in good faith.

                    38.  The Individual Defendants' fiduciary
          obligations require them to:

                         (a)  undertake an appropriate evaluation of
          all bona fide offers, and take appropriate steps to consider all potential bids for the Company or its assets or explore strategic alternatives, in order to maximize shareholder value;

                         (b)  act independently, including appointing
          a disinterested committee so that the interests of First Interstate's public stockholders will be protected;

                         (c)  adequately ensure that no conflicts of
          interest exist between the Individual Defendants' own interests and their fiduciary obligations to the public stockholders of First Interstate;

                         (d)  utilize the poison pill in a manner
          designed to maximize shareholder value; and

                         (e)  avoid implementing any procedures which
          would impede the maximum bona fide offer for First
          Interstate.

                    39. In effect, the Individual Defendants have initiated a process which has placed the Company up for sale, including initiating an active bidding contest seeking to sell the Company, obligating them to maximize shareholder value. Nevertheless, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in First Interstate, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a transaction. Because of such conflict of interest, the Individual Defendants have been and remain unable to represent the interests of First Interstate's public stockholders with the impartiality that their fiduciary duties require, nor have they been able to ensure that their conflicts of interest will be resolved in the best interests of First Interstate's public stockholders.

                   40. By virtue of the acts and conduct alleged herein, the Individual Defendants have breached their fiduciary duties owed to plaintiffs and other class members by carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of First Interstate's public shareholders. The Individual Defendants have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the class. The Individual Defendants' negative response to Wells Fargo, the hasty acceptance of the First Bank Merger which currently provides less consideration than the WF original and amended proposals, their failure to adequately consider other offers, including Wells Fargo's Offer, and their failure to adequately consider the effect of First Bank's repurchases of its own stock on the fairness of the First Bank Merger was an uninformed knee-jerk reaction designed to advance their own interests and was made without adequate information as to what a third party would be prepared to offer in a fully negotiated transaction.

                    41. The Individual Defendants have refused to take the steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of First Interstate common stock. The Individual Defendants' agreement to the inferior First Bank Merger rather than meaningfully responding to Wells Fargo's proposals or pursuing a value maximizing transaction with other bona fide, potential offerors is clearly motivated by the desire of the Individual Defendants to protect their own substantial salaries, perquisites and prestigious positions with the Company.

                    42. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to First Interstate's stockholders and have used and are using First Interstate as an instrumentality to effect those breaches of fiduciary duties.

                    43. Defendants First Bank and Eleven Acquisition Corporation have knowingly and substantially participated in and are benefiting by the breaches of fiduciary duties by the Individual Defendants and, therefore, are liable as aiders and abettors thereof. Indeed, the First Bank Merger could not proceed without the willing and active participation of First Bank and Eleven Acquisition Corporation. First Bank's active and knowing participation in the Individual Defendants' wrongdoing includes First Bank's undisclosed repurchases of its stock described above designed to artificially inflate the market price of its stock, and support the purported fairness of the First Bank Merger.

                    44. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class and/or aid and abet such breaches in order to benefit themselves at the expense and to the irreparable harm of the Class.

                    45. Plaintiffs and the other members of the Class have no adequate remedy at law.

                         SECOND CLAIM FOR RELIEF AGAINST
                             THE INDIVIDUAL DEFENDANTS

                    46. Plaintiffs repeat and reallege paragraphs 1 through 45 as if fully set forth herein.

                    47. The statements contained in the 14D-9, the Nov. 20, 1995 press release and letter to shareholders contained untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

                    48. By reason of the foregoing, the Individual Defendants have violated their fiduciary duties to plaintiffs and members of the Class by failing to deal with the Company's stockholders with complete candor.

                    WHEREFORE, plaintiffs demand judgment as follows:

                    1.   declaring this to be a proper class action;

                    2. enjoining the First Bank Merger until all value maximizing alternatives are fully explored;

                    3.   in the event the First Bank Merger is
          consummated, rescinding it or awarding rescissory damages to the class;

                    4. declaring null and void the termination fee and stock option agreements in the First Bank Merger agreement and by-law 4(b) to the extent it obstructs shareholders action by written consent;

                    5. ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by:

                         (a)  cooperating fully with any person or
          entity having a bona fide interest in proposing a transaction which would maximize shareholder value;

                         (b) undertaking an appropriate evaluation of First Interstate's worth as a merger/acquisition candidate;

                         (c)  taking all appropriate steps to enhance
          First Interstate's value and attractiveness as a merger/acquisition candidate;

                         (d) taking all appropriate steps to
          effectively expose First Interstate to the marketplace in an effort to create an active auction for First Interstate;

                         (e)  acting independently so that the
          interests of First Interstate's public stockholders will be protected; and

                         (f) adequately ensuring that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, ensuring that all conflicts are resolved in the best interests of First Interstate's public stockholders;

                    6.   ordering the defendants, after fully
          considering First Bank's repurchases of its shares and their impact upon the market price of First Bank's stock to reconsider their decision to (i) complete the First Bank Merger and (ii) recommend that Company shareholders not tender their shares into the Offer;

                    7. ordering defendants, jointly and severally, to account to plaintiffs and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

                    8. enjoining First Bank or anyone affiliated with it or any of the defendants from making any further purchases of First Bank stock during the pendency of the Offer or any other transaction involving the acquisition of First Interstate, its assets or its stock;

                    9.   compelling the Individual Defendants to
          disclose all pertinent information regarding First Bank's repurchases of its shares;

                    10. compelling defendants to make supplemental disclosures of all other material information necessary to enable First Interstate shareholders to make an informed decision with respect to the Offer and the First Bank Merger;

                    11. directing the Individual Defendants to employ the poison pill in a manner consistent with maximizing shareholder value;

                    12.  awarding plaintiffs the costs and
          disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

                    13. granting such other and further relief as this Court may deem to be just and proper.

                              CHIMICLES, JACOBSEN & TIKELLIS

                              _______________________________
                              Pamela S. Tikellis
                              James C. Strum
                              Robert J. Kriner Jr.
                              One Rodney Square
                              P.O. Box 1035
                              Wilmington, DE  19899
                              (302) 656-2500

                              CO-LEAD AND CO-LIAISON COUNSEL FOR
                              PLAINTIFFS

                              ROSENTHAL MONHAIT GROSS
                                & GODDESS, P.A.

                              _______________________________
                              Joseph P. Rosenthal
                              First Federal Plaza, Suite 214
                              Box 1070
                              Wilmington, DE  19899
                              (302) 656-4433

                              CO-LIAISON COUNSEL FOR PLAINTIFFS

          OF COUNSEL:

          ABBEY & ELLIS
          212 East 39th Street
          New York, New York  10016
          (212) 889-3700

          GOODKIND LABATON RUDOFF
            & SUCHAROW LLP
          100 Park Avenue
          New York, New York  10017
          (212) 907-0700

          CO-LEAD COUNSEL FOR PLAINTIFFS

          BERNSTEIN LIEBHARD & LIFSHITZ
          274 Madison Avenue
          New York, New York  10016
          (212) 779-1414

          FARQUI & FARQUI
          415 Madison Avenue
          New York, New York  10017
          (212) 779-1414

          CHARLES PIVEN, ESQ.
          The Legg Mason Tower
          Suite 2700
          Baltimore, MD  21202

          ROBERT C. SUSSER, P.C.
          6 East 43rd Street
          New York, New York  10017
          (212) 808-0298

          WECHSLER HARWOOD HALEBIAN
            & FEFFER, LLP
          805 Third Avenue
          New York, New York  10022